EXHIBIT 6

COMMENTS BY AUDITORS ON CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph following the opinion paragraph to identify circumstances in which accounting changes affect consistency such as the matters described in Note 3 to the consolidated financial statements. Our report to the shareholders dated February 12, 2004 is expressed in accordance with Canadian reporting standards which do not require a reference to such circumstances in the auditors’ report when the items are properly accounted for and disclosed in the consolidated financial statements.

/s/ Deloitte & Touche LLP

Chartered Accountants
Toronto, Ontario
February 17, 2004